UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)

KENNAMETAL INC.
(Name of Issuer)

Common Stock, par value $1.25 per share
(Title of Class of Securities)

489170100
(CUSIP Number)

with a copy to:
Alexander J. Roepers	Allen B. Levithan, Esq.
Atlantic Investment Management, Inc.	Lowenstein Sandler PC
666 Fifth Avenue	65 Livingston Avenue
New York, New York 10103	Roseland, New Jersey 07068
(212) 484-5050	(973) 597-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 489170100

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Atlantic Investment Management, Inc.

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): AF, OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	5,175,508*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	5,175,508*
Person With	10.	Shared Dispositive Power:	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 5,175,508*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 6.47%*

14.		Type of Reporting Person (See Instructions): IA

* Includes:  (i) 1,358,749 shares (1.70%) of the Issuer’s Common Stock, par value $1.25 per share (“Shares”), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 3,226,494 Shares (4.03%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, (iii) 180,000 Shares (0.22%) owned by Cambrian Global Master Fund, Ltd., a British Virgin Islands company, and (iv) 410,265 Shares (0.51%) held in several Managed Accounts (the “Managed Accounts”).  Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts.  See Items 2 and 5 for additional details.

Item 1.   Security and Issuer.

      This statement relates to the common stock, par value $1.25 per share (the “Shares”), of Kennametal Inc. (the “Issuer”).  The Issuer has principal executive offices located at 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania  15650-0231.

Item 2.    Identity and Background.

      (a)           This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the “Reporting Person”), with respect to 5,175,508 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to:  (i) AJR International Master Fund, Ltd., a British Virgin Islands company (“AJR”); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company (“Cambrian Fund”); (iii) Cambrian Global Master Fund, Ltd., a British Virgin Islands company (“Cambrian Global Fund”); and (iv) several managed accounts (the “Managed Accounts”).

      (b)           The business address of the Reporting Person and Mr. Alexander Roepers, the president, sole director and sole shareholder of the Reporting Person, is 666 Fifth Avenue, New York, New York 10103.

      (c)           The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Managed Accounts.  The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

      (d)           Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)           Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)           Mr. Roepers is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

      The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Managed Accounts were purchased with the investment capital of such entities and accounts.  The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $184,417,280.

Item 4.   Purpose of Transaction.

      The Reporting Person acquired, on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Managed Accounts, and continues to hold, the Shares reported in this Schedule 13D for investment purposes.  The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business.  The Reporting Person pursues an investment objective that seeks capital appreciation.  In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person’s clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

      The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities.  Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, Cambrian Global Fund and the Managed Accounts in the open market or in private transactions.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

      The Reporting Person will continue its active discussions with the Issuer’s management with respect to actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer.  In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer’s shareholders.  There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

       Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

      (a)           Based upon the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2012, there were issued and outstanding 80,045,910 Shares as of March 31, 2012.

      (b)           The Reporting Person does not directly own any Shares.  The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, Cambrian Global Fund and the Managed Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts.  Such power includes the power to dispose of and the power to vote the Shares.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts.  Accordingly, the Reporting Person is deemed the beneficial owner of 5,175,508 Shares, or 6.47% of the outstanding Shares.

      (c)           The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Managed Accounts, in Shares during the past sixty (60) days:

    Date                                                Quantity                                  Price                                             Type of Transaction
    05/31/2012                                    217,000                                   $34.7133                                   Open Market Purchase
    06/01/2012                                    82,372                                     $33.7215                                   Open Market Purchase
    06/04/2012                                    50,000                                     $33.5802                                   Open Market Purchase
    06/05/2012                                    100,000                                   $33.6813                                   Open Market Purchase
    06/06/2012                                    100,000                                   $34.8651                                   Open Market Purchase
    06/07/2012                                    100,000                                   $35.0464                                   Open Market Purchase
    06/08/2012                                    50,000                                     $34.8075                                   Open Market Purchase
    06/11/2012                                    120,000                                   $34.3281                                   Open Market Purchase
    06/14/2012                                    97,628                                     $32.5647                                   Open Market Purchase
    06/15/2012                                    100,000                                   $31.4334                                   Open Market Purchase
    06/19/2012                                    140,000                                   $33.2125                                   Open Market Purchase
    06/20/2012                                    50,000                                     $32.5879                                   Open Market Purchase
    06/21/2012                                    60,000                                     $31.8834                                   Open Market Purchase
    07/03/2012                                    50,000                                     $33.1458                                   Open Market Purchase
    07/05/2012                                    90,458                                     $33.6258                                   Open Market Purchase
    07/06/2012                                    50,000                                     $32.8949                                   Open Market Purchase
    07/09/2012                                    23,650                                     $33.1403                                   Open Market Purchase
    07/10/2012                                    100,000                                   $32.8672                                   Open Market Purchase
    07/11/2012                                    100,000                                   $32.1809                                   Open Market Purchase
    07/12/2012                                    11,400                                     $32.4432                                   Open Market Purchase

Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers’ immediate family members) has traded Shares during the past sixty (60) days.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.                  Material to be filed as exhibits.

Not Applicable.

Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct

Dated: July 13, 2012

ATLANTIC INVESTMENT MANAGEMENT, INC.

By:	/s/ Alexander J. Roepers
Alexander J. Roepers, President

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).